  Exhibit 99.1

Silver Elephant Intercepts 1,565 g/t Silver 8.25% Pb,
3.85% Zn (1,825 g/t AgEq) Over 5 meters with PUD 283,
while PUD 284 Intercepts 66.7 meters grading 182 g/t AgEq

Vancouver, British Columbia, Aug 11, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce diamond infill drilling results from its 100%-controlled Pulacayo silver project in the Potosi department of Bolivia. Notable highlights include:

PUD 283

Hole ID	From	To	Length	Ag (g/t)	Pb%	Zn%	AgEq
PUD283	248.0	350.0	102.0	145	1.05	2.56	255
including…	310.0	322.0	12.0	784	4.11	3.79	977
and…	317.0	322.0	5.0	1565	8.25	3.85	1825

PUD 284

Hole ID	From	To	Length	Ag (g/t)	Pb%	Zn%	AgEq
PUD284	55.0	65.0	10.0	113	1.93	2.11	243
PUD284	206.3	273.0	66.7	112	0.46	1.94	182
including...	240.0	273.0	32.0	178	0.50	1.73	241
and…	256.0	273.0	17.0	274	0.33	1.13	295

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 72% of reported core lengths for PUD283 and 57% of the reported core lengths for PUD284.

Silver equivalent is calculated using the formula adopted in its 2017, NI43-101 compliant Mineral Resource Estimate (see Company’s press release dated November 22nd, 2017) as follows: AgEq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013.

These results demonstrate broad continuity of mineralization and grade starting from near-surface and is consistent with historic Hochschild mining records which indicate high grade mineralization with increasing depth to more than 1,000 meters from surface. Detailed Assay results are detailed in the table below:

Hole ID	From	To	Length	Ag (g/t)	Pb%	Zn%	AgEq
PUD283	248.0	350.0	102.0	145	1.05	2.56	255
	248.0	282.0	34.0	9	0.22	1.05	52
	282.0	297.0	15.0	35	0.40	2.99	148
297.0	310.0	13.0	157	1.47	5.15	370
310.0	317.0	7.0	225	1.15	3.74	371
317.0	322.0	5.0	1565	8.25	3.85	1825
322.0	329.0	7.0	134	1.18	1.73	222
329.0	350.0	21.0	76	0.82	2.65	188

Hole ID	From	To	Length	Ag (g/t)	Pb%	Zn%	AgEq
PUD284	30.5	204.2	173.7	15	0.28	0.67	46
	30.5	55.0	24.5	3	0.83	0.08	15
	55.0	65.0	10.0	113	1.93	2.11	243
	65.0	79.0	14.0	13	0.44	1.20	69
	79.0	101.0	22.0	4	0.11	0.36	20
	101.0	204.2	103.2	10	0.18	0.59	36
PUD284	206.3	273.0	66.7	112	0.46	1.94	182
	206.3	240.0	33.7	46	0.41	2.12	129
	240.0	256.0	16.0	79	0.72	2.70	189
	256.0	273.0	17.0	274	0.33	1.13	295
PUD284	282.0	318.0	36.0	26	0.34	1.01	70
	282.0	288.0	6.0	13	1.95	0.13	27
	288.0	300.0	12.0	60	0.61	1.48	127
	300.0	318.0	18.0	7	0.18	0.72	38

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 72% of reported core lengths for PUD283 and 57% of the reported core lengths for PUD284.

Collar data is tabulated below:

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
PUD283	740116	7744469	4336	0	-55	352
PUD284	740373	7744512	4266	19	-65	327

Results of these two holes will be incorporated into the Mineral Resource Estimate scheduled to be released in September 2020, as defined under National Instrument 43-101 (NI43-101) for the Pulacayo-Paca Project by Mercator Geological Services Limited.

The completion of these 2 holes marks the conclusion of the first phase of 2020 drilling. Per the Company’s news release dated March 9, 2020 Silver Elephant continues its district exploration at Pulacayo project with intermittent access due to COVID-19. The Company will announce any material update, including commencement of new round of Pulacayo-Paca drilling scheduled by year end, in due course.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates (including lab duplicates and standards) are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation and then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. The ALS Laboratories sample management system meets all the requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core and split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. Prior to sampling, all core is geotechnically analyzed and photographed and then logged by geologists.

About Silver Elephant

Silver Elephant is developing its premier Pulacayo silver project and Triunfo gold-silver project in Bolivia. Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.